Republic Power Group Limited

158 Kallang Way #06-08

Singapore, Republic of Singapore

S349245

October 31, 2024

VIA EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attn:	Ms. Jan Woo

Ms. Charli Wilson

Re:	Republic Power Group Limited Withdrawal of Registration Statement on Form F-1 File No. 333-266256

Ladies and Gentlemen:

On behalf of Republic Power Group Limited, a British Virgin Islands company (“Company”), we hereby request, pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”), that the Registration Statement on Form F-1, together with all exhibits and amendments thereto (File No. 333-266256), as initially filed with the U.S. Securities and Exchange Commission (“Commission”) on July 21, 2022 (“Registration Statement”) be withdrawn effective immediately.

The Company has determined not to pursue the public offering to which the Registration Statement relates at this time, and the Company confirms that no securities have been sold pursuant to the Registration Statement. Accordingly, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) promulgated under the Securities Act.

Accordingly, the Company hereby respectfully requests that a written order granting the withdrawal of the Registration Statement be issued by the Commission.

Should you have any questions regarding this request for withdrawal, please contact our counsel Ying Li, Esq. and Joan Wu, Esq. of Hunter Taubman Fischer & Li LLC at (212) 530-2206 and (212) 530-2208, respectively.

Very truly yours,

Republic Power Group Limited

By:	/s/ Ziyang Long
	Name:	Ziyang Long
	Title:	Chief Executive Officer

cc:	Ying Li, Esq. Joan Wu, Esq. Hunter Taubman Fischer & Li LLC